Exhibit 15.2

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of ST-Ericsson SA:

We have audited the accompanying consolidated financial statements of ST-Ericsson SA and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2013 and 2012, and the related statements of income, comprehensive income, equity and cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ST-Ericsson SA and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that ST-Ericsson SA and its subsidiaries will continue as a going concern. As discussed in Note 2.1, in 2013 the shareholders of ST-Ericsson SA agreed to split up the Joint Venture and wind down the remaining activities which raises substantial doubt about the entity’s ability to continue as a going concern and have executed an agreement committing their funding support during the wind down of the joint venture to meet any future financial obligation of the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

As discussed in Note 24, the shareholders of ST-Ericsson SA approved a plan of liquidation on April 15, 2014. As a result, the Company will change its basis of accounting for periods subsequent to April 15, 2014 from the going-concern basis to a liquidation basis.

Other Matter

The accompanying consolidated statements of income, comprehensive income, equity and cash flows of ST-Ericsson SA for the year ended December 31, 2011 were not audited, reviewed or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

PricewaterhouseCoopers SA

/s/ Claudia Benz	/s/ Mike Foley
Claudia Benz	Mike Foley

Geneva, Switzerland
June 19, 2014

ST-Ericsson SA

CONSOLIDATED STATEMENTS OF LOSS

	Twelve months ended
In million of U.S. dollars	December 31, 2013	December 31, 2012	(Unaudited) December 31, 2011
Net sales	472	1,267	1,518
Other revenues	8	84	32

Net revenues	480	1,351	1,550
Cost of sales	(454)	(853)	(1,055)

Gross profit	25	498	495
Selling, general and administrative	(59)	(250)	(290)
Research and development	(193)	(1,165)	(1,065)
Other income and expenses, net	76	25	18
Impairment, restructuring charges and other related closure costs	(101)	(1,145)	(33)

Operating loss	(252)	(2,037)	(875)
Interest expense, net	(8)	(46)	(26)

Loss before income taxes and noncontrolling interest	(260)	(2,083)	(901)
Income tax expense	(9)	(11)	(128)

Net loss	(269)	(2,094)	(1,029)
Net loss attributable to noncontrolling interest	—	1	—

Net loss attributable to parent company	(269)	(2,093)	(1,029)

The accompanying notes are an integral part of these audited consolidated financial statements

ST-Ericsson SA

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Twelve months ended
In million of U.S. dollars	December 31, 2013	December 31, 2012	(Unaudited) December 31, 2011
Net loss	(269)	(2,093)	(1,029)
Other comprehensive loss, net of tax :
Foreign currency translation adjustments	2	1	(6)
Unrealized gains (losses) arising during the period	—	10	—
Less : reclassification adjustment for (income) losses included in net income (loss)	(6)	9	(20)

Unrealized gains (losses) on derivatives	(6)	19	(20)
Prior service cost arising during the period	(5)	(4)	—
Net gains (losses) arising during the period	17	13	(22)
Less : amortization of prior service cost included in net periodic pension cost	5	4	—

Defined benefit pension plans	17	13	(22)
Other comprehensive income (loss), net of tax	13	33	(48)
Comprehensive loss	(256)	(2,060)	(1,077)
Less : comprehensive loss attributable to noncontrolling interest	—	(1)	—

Comprehensive loss attributable to the company’s stockholders	(256)	(2,061)	(1,077)

The accompanying notes are an integral part of these audited consolidated financial statements

ST-Ericsson SA

CONSOLIDATED BALANCE SHEETS

	As at
In million of U.S. dollars, except per share amounts	December 31, 2013	December 31, 2012
Assets
Current assets :
Cash and cash equivalents	21	37
Trade accounts receivable, net	2	35
Inventories	5	147
Receivables from shareholders and their affiliates	176	28
Assets held for sale	8	—
Other current assets	10	65

Total current assets	222	312

Other intangible assets, net	—	12
Property, plant and equipment, net	—	240
Non-current deferred tax assets	—	8
Other non-current assets	1	42

	1	302

Total assets	223	614

Liabilities and equity
Current liabilities:
Trade accounts payable	2	128
Payables to shareholders and their affiliates	87	87
Other payables and accrued liabilities	18	186
Accrued income tax	2	5

Total current liabilities	109	406

Post-employment benefit obligations	2	69
Other long-term liabilities	12	27

	14	96

Total liabilities	123	502

Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (common stock: CHF 500 par value, 546,270 shares authorized, 546,270 shares issued)	267	267
Capital surplus	1,538	1,894
Accumulated deficit	(1,698)	(2,003)
Accumulated other comprehensive loss	(7)	(45)

Total parent company stockholders’ equity	100	113
Noncontrolling interest	—	(1)

Total equity	100	112
Total liabilities and equity	223	614

The accompanying notes are an integral part of these audited consolidated financial statements

ST-Ericsson SA

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock	Capital Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2010 (unaudited)	267	2,595	(1,112)	(30)		1,720

Comprehensive loss:
Net loss			(1,029)			(1,029)
Other comprehensive loss, net of tax				(48)		(48)

Comprehensive loss						(1,077)

Balance as of December 31, 2011 (unaudited)	267	2,595	(2,141)	(78)		643

Shareholders’ debt forgiveness		1,530				1,530
Compensation of accumulated deficit with capital surplus		(2,231)	2,231			—
Comprehensive loss:
Net loss			(2,093)		(1)	(2,094)
Other comprehensive income, net of tax				33		33

Comprehensive loss						(2,061)

Balance as of December 31, 2012	267	1,894	(2,003)	(45)	(1)	112

Joint Venture break-up		(356)	574	25	1	244
Comprehensive loss:
Net loss			(269)			(269)
Other comprehensive income, net of tax				13		13

Comprehensive loss						(256)

Balance as of December 31, 2013	267	1,538	(1,698)	(7)	—	100

The accompanying notes are an integral part of these audited consolidated financial statements

ST-Ericsson SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
In million of U.S. dollars	December 31, 2013	December 31, 2012	(Unaudited) December 31, 2011
Cash flows from operating activities:
Net loss	(269)	(2,093)	(1,029)
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	46	202	247
Other non-cash items	(11)	(36)	(60)
Gain on sale of business	(66)	—	—
Deferred income tax	2	—	118
Impairment, restructuring charges and other related closure costs, net of cash payments	(2)	1,080	(24)
Changes in assets and liabilities:
Trade receivables, net	50	62	17
Inventories, net	83	76	52
Trade payables	(105)	(23)	(68)
Other assets and liabilities, net	(45)	33	139

Net cash used in operating activities	(316)	(699)	(608)

Cash flows from investing activities:
Proceeds (Payment) of tangible assets, net	7	2	(62)
Proceeds from sale of business	75	—	—
Investment in intangible and financial assets	(2)	(7)	(45)

Net cash from (used in) investing activities	80	(5)	(107)

Cash flows from financing activities:
Proceeds from short-term debt	290	740	650
Repayment of short-term debt	(70)	—	—
Increase (decrease) in short-term facilities	—	(7)	7

Net cash from financing activities	220	733	657

Effect of changes in exchange rates	—	0	0

Net cash increase (decrease)	(16)	29	(58)
Cash and cash equivalents at beginning of the period	37	8	66

Cash and cash equivalents at end of the period	21	37	8

Supplemental cash information:
Interest paid	3	29	10
Income tax paid	4	4	12

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except share and per-share amounts)

1.	THE COMPANY

ST-Ericsson SA (The “Company”) is registered in Switzerland with its corporate legal seat and headquarters located in Geneva, Switzerland. The Company is a joint-venture of Telefonaktiebolaget L M Ericsson, Sweden, and STMicroelectronics NV, the Netherlands.

The Company’s activities include the development and delivery of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies.

On December 10, 2012, STMicroelectronics announced its decision to exit ST-Ericsson joint venture after a transition period, which was expected to end during the third quarter of 2013. On December 20, 2012, Ericsson announced its decision not to acquire the remaining share of the joint venture while continuing to explore various strategic options for the future of ST-Ericsson. On March 18, 2013, STMicroelectronics and Ericsson announced their agreement on the way forward for the joint venture ST-Ericsson. The main steps agreed upon to split up the JV are the following: (i) Ericsson will take on the design, development and sales of the LTE multimode thin modem products, including 2G, 3G and 4G multimode; (ii) ST will take on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities; (iii) starting the close down of the remaining parts of ST-Ericsson. The formal transfer of the relevant parts of ST-Ericsson to the shareholders was completed on August 2, 2013.

2.	ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). All balances and values in the current and prior periods are in millions of U.S. dollars. Under Article 28 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

2.1 Going concern

The consolidated financial statements have been prepared assuming that ST-Ericsson SA and its subsidiaries will continue as a going concern. As discussed in Note 1, in 2013 the shareholders of ST-Ericsson SA agreed to split up the Joint Venture and wind down the remaining activities which raises substantial doubt about the entity’s ability to continue as a going concern. The shareholders executed an agreement committing their funding support during the wind down of the joint venture to meet any future financial obligation of the Company. The consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might result from the outcome of this uncertainty. As discussed in Note 24, ST-Ericsson SA entered into liquidation on April 15, 2014.

2.2 Principles of consolidation

The Company’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Intercompany balances and transactions have been eliminated in consolidation. In compliance with U.S. GAAP, the Company assesses for consolidation any entity identified as a Variable Interest Entity (“VIE”) and consolidates any VIEs, for which the Company is determined to be the primary beneficiary.

When the Company owns some, but not all, of the voting stock of a consolidated entity, the shares held by third parties represent a noncontrolling interest. The consolidated financial statements are prepared based on the total amount of assets and liabilities and income and expenses of the consolidated subsidiaries. However, the portion of these items that does not belong to the Company is reported on the line “Noncontrolling interest” in the consolidated financial statements.

2.3 – Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements,

•	inventory obsolescence reserves,

•	provisions for litigation and claims and recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets, as well as the impairment of their related carrying values, and valuation at fair value of assumed liabilities,

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing on long-lived assets,

•	estimated value of the consideration to be received and used as fair value of assets groups classified as assets held for sale and the assessment of probability of realizing the sale,

•	assessment of credit losses and other-than-temporary impairment charges on financial assets and equity investments,

•	restructuring charges and other related exit costs,

•	assumptions used in calculating pension obligations, and

•	determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets and valuation allowances, and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

2.4 – Foreign currency

The U.S. dollar is the reporting currency of the Company. The U.S. dollar is the currency of the primary economic environment in which the Company operates since the worldwide wireless semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, most of labor costs are incured in other currencies than U.S. dollars.

The functional currency of each subsidiary of the Company is either the local currency or the U.S. dollar, depending on the basis of the economic environment in which each subsidiary operates. Foreign currency transactions, including operations in local currency when the U.S. dollar is the functional currency, are measured into the functional currency using the period average exchange rate. Foreign exchange gains and losses resulting from the translation at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income on the line “Other income and expenses, net”.

For consolidation purposes, the results and financial position of the subsidiaries whose functional currency is different from the U.S. dollar are translated into the U.S. dollar reporting currency as follows:

(a)	assets and liabilities for each consolidated balance sheet presented are translated at the closing exchange rate as of the balance sheet date;

(b)	income and expenses for each consolidated statement of income presented are translated at the monthly average exchange rate;

(c)	the resulting exchange differences are reported as Currency Translation Adjustments (“CTA”), a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income.

2.5 – Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits with external financial institutions with an original maturity of ninety days or less that are readily convertible in cash. Bank overdrafts are not netted against cash and cash equivalents and are shown as part of current liabilities on the consolidated balance sheets.

2.6 – Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold and services rendered to third parties in the ordinary course of business. They are recognized at their billing value, net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. Additionally, the Company evaluates its customers’ financial condition periodically and records a provision for any specific account it considers as doubtful. The carrying amount of the receivable is thus reduced through the use of an allowance account, and the amount of the charge is recognized on the line “Selling, general and administrative” in the consolidated statements of income. Subsequent recoveries, if any, of amounts previously provided for are credited against the same line in the consolidated statements of income. When a trade accounts receivable is uncollectible, it is written-off against the allowance account for trade accounts receivables.

In the event of sales of receivables such as factoring, the Company derecognizes the receivables and accounts for them as a sale only to the extent that the Company has surrendered control over the receivables in exchange for a consideration other than beneficial interest in the transferred receivables.

2.7 – Inventories

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual costs on a quarterly basis. Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion. The Company performs, on a continuous basis, inventory write-offs of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Company evaluates its product inventory to identify obsolete or slow-selling stock and records a specific provision if the Company estimates the inventory will eventually become obsolete. Provisions for obsolescence are estimated for excess uncommitted inventory based on the previous quarter sales, order backlog and production plans.

2.8 – Current and deferred income tax

Income tax for the period comprises current and deferred income tax. Current income tax represents the income tax expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Deferred income tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. However deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit and loss. Deferred income tax is determined using tax rates and laws that are enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax laws and tax rates is recognized in earnings in the period in which the law is enacted. Deferred income tax assets are recognized in full, but the Company assesses whether future taxable profit will be available against which temporary differences can be utilized. A valuation allowance is provided for deferred tax assets when management considers it is more likely than not that they will not be realized.

The Company recognizes a deferred tax liability on undistributed earnings of subsidiaries when there is a presumption that the earnings will be remitted to the parent. This presumption is overcome only if the Company can demonstrate that the earnings will be permanently reinvested.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists of determining whether a benefit may be recognized; the assessment is based on a more-likely-than-not recognition threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50 percent, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The Company classifies interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income.

2.9 – Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date amount of the identifiable assets acquired and liabilities assumed. Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment, or more frequently if indicators of impairment exist. Goodwill subject to potential impairment is tested at a reporting unit level, after performing a “qualitative” assessment to determine whether impairment testing is necessary, in cases where the Company has elected to apply such option. The impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, the Company uses a market approach with financial metrics of comparable public companies and estimates the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

2.10 – Intangible assets with finite useful lives

Intangible assets subject to amortization include the intangible assets purchased from third parties recorded at cost and the intangible assets acquired in business combinations recorded at fair value, which include trademarks, technologies and licenses and software.

Trademarks and technology licenses

Separately acquired trademarks and licenses are recorded at historical cost. Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and impairment losses, if any. Amortization begins when the intangible asset is available for use and is calculated using the straight-line method to allocate the cost of trademarks and licenses over the estimated useful lives, which range from 3 to 5 years.

Software

Separately acquired software is recorded at historical cost. Costs associated with maintaining software programs are expensed in the consolidated statements of income as incurred. The capitalization of costs for internally generated software developed by the Company for its internal use begins when the preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended. Amortization on software begins when the software is available for use and is calculated using the straight-line method over the estimated useful life, which does not exceed 4 years.

The carrying value of intangible assets with finite useful lives is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the consolidated statements of income for the amount by which the asset’s carrying amount exceeds its fair value. The Company evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

2.11 – Property, plant and equipment

Property, plant and equipment are stated at historical cost, accumulated depreciation and any impairment losses. Property, plant and equipment acquired in a business combination are recognized at fair value at the acquisition date. Major additions and improvements are capitalized, minor replacements and repairs are charged to current operations.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over their estimated useful lives, as follows:

Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Company evaluates each period whether there is reason to suspect that tangible assets or groups of assets held for use might not be recoverable. Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which the Company operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, the Company initially assesses whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets. If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of the Company’s fabrication facilities, change in the selling price and the adoption of new technologies. The Company also evaluates, and adjusts if appropriate, the assets’ useful lives, at each balance sheet date or when impairment indicators exist.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in “Other income and expenses, net” in the consolidated statements of income.

Lease arrangements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased assets. Payments made under operating leases are charged to the consolidated statements of income on a straight-line basis over the lease period.

2.12 – Provisions

In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss from a loss contingency is accrued by a charge to income when information available indicates that it is probable that an asset has been impaired or a liability has been incurred and when the amount of the loss can be reasonably estimated.

2.13 – Employee benefits

(a) Pension obligations

The Company sponsors various pension schemes for its employees. These schemes conform to local regulations and practices in the countries in which the Company operates. Such plans include both defined benefit and defined contribution plans. For defined benefit pension plans, the liability recognized in the consolidated balance sheets is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives. Past service costs are recognized immediately in earnings, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year.

For defined contribution pension plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Other post-employment obligations

The Company provides post-employment benefits to some of its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and to the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income over the expected average remaining working lives of the related employees.

(c) Termination benefits

Termination benefits are payable when an employee is involuntarily terminated, or whenever an employee accepts voluntary termination in exchange for termination benefits. For the accounting treatment and timing recognition of involuntarily termination benefits, the Company distinguishes between one-time termination benefit arrangements and ongoing termination benefit arrangements. A one-time termination benefit arrangement is established by a termination plan and applies to a specified termination event. One-time involuntary termination benefits are recognized as a liability when the termination plan meets certain criteria and has been communicated to employees. If employees are required to render future service in order to receive these one-time termination benefits, the liability is recognized ratably over the future service period. Termination benefits other than one-time termination benefits are termination benefits for which the communication criterion is not met but that are committed to by management, or termination obligations that are not specifically determined in a new and single plan. These termination benefits are all legal, contractual and past practice termination obligations to be paid to employees in case of involuntary termination. These termination benefits are accrued for when commitment creates a present obligation to others for the benefits expected to be paid, when it is probable that employees will be entitled to the benefits and the amount can be reasonably estimated.

In case of special termination benefits related to voluntary redundancy programs, the Company recognizes a provision for voluntary termination benefits at the date on which the employee irrevocably accepts the offer and the amount can be reasonably estimated.

(d) Profit-sharing and bonus plans

The Company recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.

(e) Other long-term employee benefits

The Company provides long-term employee benefits such as seniority awards in certain countries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to earnings in the period of change. These obligations are valued annually with the assistance of independent qualified actuaries.

2.14 – Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.15 – Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by stockholders and distributions to stockholders. In the accompanying consolidated financial statements, “Other comprehensive income (loss)” and “Accumulated Other comprehensive income” primarily consists of unrealized gains (losses) on derivatives designated as cash flow hedge and the impact of recognizing the funded status of defined benefit plans, as well as foreign currency translation adjustments, net of tax.

2.16 – Revenue Recognition

Revenue is recognized as follows:

Net sales

Revenue from products sold to customers is recognized when all the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collection is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Company. The Company accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing and long distributor pricing history have enabled the Company to reliably estimate price protection provisions at period-end. The Company records the accrued amounts as a deduction of revenue at the time of the sale.

The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that if the Company determines that products are non-conforming, the Company will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Company provides for such returns when they are considered probable and can be reasonably estimated. The Company records the accrued amounts as a reduction of revenue.

The Company’s insurance policy relating to product liability only covers physical damage and other direct damages caused by defective products. The Company carries limited insurance against immaterial non consequential damages. The Company records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Company’s contractual terms and conditions limit its liability to the sales value of the products which gave rise to the claims.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based on vendor-specific objective evidence, third party evidence or management’s best estimate of the selling price of the separable deliverables. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

Revenues under multiple deliverable arrangements

The Company, from time to time, enters into agreements with multiple deliverables. The Company entered into certain agreements related to the licensing of manufacturing processes which include the delivery of a) licenses and process documentation and b) various training and implementation support. In the current agreements, the delivery of each instance of process documentation, as well as the training and support, are considered to be separate units of accounting. The timing of services in these arrangements varies depending on the contractual terms, but revenue is recognized either prorata for short duration service periods, or as the specific services are rendered for longer duration service periods, as appropriate.

As these manufacturing processes are not normally sold by the Company or other similar manufacturers, the valuation is based on best estimates of selling prices for such deliverables. These best estimates are determined by the groups responsible for the negotiation of the agreements and are primarily based on either: a) the total amount of the agreement, assuming that subsequent services are insignificant to the sale of the license and process documentation, b) cash payments to be paid by the customer in advance of delivery prior to incurring related services or training and/or c) information derived from the negotiation process between the Company and the customer. Training and support are valued based on past history of similar services or the group’s determined value based on a cost plus analysis.

The actual past and the expected future revenues for the multiple deliverable arrangements are:

In millions of U.S. dollars	2011	2012	2013
Licenses and process documentation	31	9	—
Training and support services	1	2	2

Total Revenues under Multiple Deliverable Arrangements	32	11	2

Due to the long nature of some of the payments in these agreements, some revenue is deferred until collectability is reasonably assured.

Other revenues

Other revenues consist of license revenue, service revenue related to transferring licenses and patent royalty income.

Funding

The Company receives funding mainly from governmental agencies and income is recognized when all contractual conditions for receipt of these funds are fulfilled. The Company’s primary sources for government funding are French, other European Union (“EU”) governmental entities and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Funding related to these contracts is recorded when the conditions required by the contracts are met. The Company’s funding programs are classified under two general categories: funding for research and development activities and loans.

Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as “Other income and expenses, net” in the Company’s consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. Furthermore, following the enactment of the French Finance Act for 2008, which included several changes to the research tax credit regime (“CréditImpôtRecherche”), French research tax credits are deemed to be grants in substance. Unlike other research and development funding, the amounts to be received are determinable in advance and accruable as the funded research expenditures are made. They are thus reported as a reduction of research and development expenses. The research tax credits are to be paid in cash by the French tax authorities within three years in case they are not deducted from income tax payable during this period of time.

Funding receivables are reported as non-current assets unless cash settlement features of the receivables evidence that collection is expected within one year. Long-term receivables that do not present any tax attribute or legal restriction are reflected in the balance sheets at their discounted net present value. The subsequent accretion of the discounting effect is recorded as non-operating income in “Interest income (expense), net”.

2.17 – Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2013, 2012 and 2011 were $0 million, $2 million and $2 million respectively.

2.18 – Research and development

Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales. Research and development costs are expensed as incurred. The amortization expense recognized on technologies and licenses purchased by the Company from third parties to facilitate the Company’s research is reported as research and development expenses. Research and development expenses are reported net of research tax credits received in the French jurisdiction, as described in Note 2.16.

2.19 – Financial assets

The Company did not hold at December 31, 2013 and 2012 any financial assets classified as held-to-maturity, available for sale or financial assets for which the Company would have elected to apply the fair value option. Purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Financial assets classified as trading are initially recognized and subsequently carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

The basis on which the cost of a security sold and the amount reclassified out of accumulated other comprehensive income into earnings is the specific identification method.

Trading financial assets

A financial asset is classified in this category if it is a security acquired principally for the purpose of selling in the short term or if it is a derivative instrument not designated as a hedge. Financial assets in this category are classified as current assets when they are expected to be realized within twelve months of the balance sheet date. Marked-to-market gains or losses arising from changes in the fair value of trading financial assets are reported in the consolidated statements of income within “Other income and expenses, net” in the period in which they arise, when the transactions for such instruments occur within the Company’s operating activities, as it is the case for trading derivatives that do not qualify as hedging instruments, as described in Note 2.20.

2.20 – Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized on the date a derivative contract is entered into and are subsequently measured at fair value. The method of recognizing the gain or loss resulting from the derivative instrument depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedge transaction. The Company designated certain derivatives as hedges of a particular risk associated with a highly probable forecasted transaction (cash flow hedge).

The Company documented, at inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documented its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in fair values or cash flows of hedged items. Derivative instruments that are not designated as hedges are classified as trading financial assets, as described in Note 2.19.

Derivative financial instruments classified as trading

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments, and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedged certain Euro-denominated and Swedish Krona-denominated forecasted transactions that covered at reporting date a large part of its future research and development expenses.

The derivative instruments were designated and qualified for cash flow hedge at inception of the contract and on an ongoing basis over the duration of the hedge relationship. They were reflected at their fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge included the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction with the critical terms of the hedging instrument matching the terms of the hedged forecasted transaction. This enabled the Company to conclude that changes in cash flows attributable to the risk being hedged were expected to be completely offset by the hedging instruments.

For derivative instruments designated as cash flow hedge, the gain or loss from the effective portion of the hedge was reported as a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income and was reclassified into earnings in the same period in which the hedged transaction affected earnings, and within the same consolidated statements of income line as the hedged transaction. For these derivatives, ineffectiveness appeared if the cumulative gain or loss on the derivative hedging instrument exceeded the cumulative change in the expected future cash flows on the hedged transactions.

2.21 – Assets held for sale

Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. The assets are classified as assets to be disposed of by sale when the following conditions have been met: management has approved the plan to sell; assets are available for immediate sale; assets are actively being marketed; sale is probable within one year; price is reasonable in the market and it is unlikely that there will be significant changes in the assets to be sold or a withdrawal to the plan to sell. Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell. Depreciation is not charged on long-lived assets classified as held-for-sale. When the held-for-sale accounting treatment requires an impairment charge for the difference between the carrying amount and fair value, such impairment is reflected on the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”. If the long-lived assets no longer meet the held-for-sale model, they are reported as assets held for use and thus reclassified from current assets to the line “Property, plant and equipment, net” in the consolidated balance sheets. The assets are measured at the lower of their fair value at the date of the subsequent decision not to sell and their carrying amount prior to their classification as assets held for sale, adjusted for any depreciation that would have been recognized if the long-lived assets had not been classified as assets held for sale. Any required adjustment to the carrying value of the asset that is reclassified as held and used is recorded in the income statement at the time of the reclassification and reported in the same income statement caption that was used to report adjustments to the carrying value of the asset during the time it was held for sale (line “Impairment, restructuring charges and other related closure costs”).

2.22 – Recent accounting pronouncements

(a)	Accounting pronouncements effective in 2013

In December 2011, the FASB issued new guidance on disclosures about offsetting assets and liabilities. Entities with balances presented on a net basis in the financial statements shall disclose both gross and net information about instruments and transactions eligible for offset in the consolidated balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In February 2013, the FASB issued a guidance clarifying the scope of disclosures about offsetting assets and liabilities by limiting such scope to derivatives, repurchase agreements and securities lending transactions to the extent that they are offset in the financial statements or subject to an enforceable master netting agreement. The Company adopted the new guidance in 2013 and disclosures are included in Note 22.

In February 2013, the FASB issued new guidance on reporting amounts reclassified out of accumulated other comprehensive income. The new guidance requires that the effect of significant amounts reclassified from each component of accumulated other comprehensive income be presented either in a single note or parenthetically on the face of the financial statements, based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. The Company adopted the new guidance in 2013 and reported amounts reclassified out of accumulated other comprehensive income in Note 15.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In March 2013, the FASB issued new guidance on obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. An entity should recognize the respective portion of the obligation it agrees to pay among its co-obligors and assess any additional amounts it expects to pay related to amounts borrowed by its co-obligors applying the measurement principles of the contingencies model under ASC 450. Enhanced disclosures similar to those required for financial guarantees will be required for those obligations. The guidance is effective for interim and annual periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt the new guidance when effective and does not expect any significant impact of this adoption.

In March 2013, the FASB issued clarified guidance on whether, when and how to release cumulative translation adjustment (“CTA”) into earnings in various deconsolidation and consolidation transactions. Complete or substantially complete liquidation of a foreign entity is required to release CTA for transactions occurring within a foreign entity. Transactions impacting investments in the foreign entity may result in a full or partial release of CTA even though complete or substantially complete liquidation of the foreign entity has not occurred. For transactions involving step acquisitions, the CTA associated with the previous equity-method investment will be fully released when control is obtained and consolidation occurs. The guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. The Company will adopt the guidance when effective.

In April 2013, the FASB issued clarified guidance on when and how to apply the liquidation basis of accounting. An entity is required to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when: (i) a plan for liquidation has been approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or the entity will return from liquidation or; (ii) a plan for liquidation is imposed by other forces, and the likelihood is remote that the entity will return from liquidation. An entity applying the liquidation basis of accounting will measure and present assets at the estimated amount of cash proceeds or other consideration that it expects to collect in settling or disposing of those assets in carrying out its plan for liquidation. Liabilities will be measured in accordance with generally accepted accounting principles that apply to those liabilities. The guidance is effective for annual and interim reporting periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt the guidance when effective.

In July 2013, the FASB issued guidance on how to present an unrecognized tax benefit (“UTB”) when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the new guidance, UTBs will be netted against all available same-jurisdiction losses or other tax carryforwards that would be utilized. The new guidance must be adopted prospectively, but optional retrospective adoption for all periods presented is allowed. The guidance is effective for annual and interim reporting periods beginning after December 15, 2014, with early adoption permitted. The Company will adopt the guidance when effective.

3.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31, 2013	December 31, 2012
Trade accounts receivable	2	35
Provision for doubtful accounts	—	—

Total	2	35

Bad debt expense in 2013, 2012, and 2011 was $0, $0 and $1 million respectively. The Nokia group of companies represented 4.30%, 18.06% and 34.19% of 2013, 2012 and 2011 consolidated net revenues, the Samsung group of companies represented 67.46%, 38.19% and 31.74% of 2013, 2012 and 2011 consolidated net revenues and the Sony Mobile group of companies represented 5.61% and 15.32% of 2013 and 2012 consolidated net revenues.

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at December 31, 2013, $0 of trade accounts receivable were sold without recourse. Such factoring transactions totaled $440 million for the year 2013 and $1,143 million for the year 2012, with a financial cost totaling $1 million, $4 million and $3 million in 2013, 2012 and 2011 respectively reported on the line “Interest expense, net” on the consolidated statement of income for each of the years.

4.	INVENTORIES, NET

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual costs on a quarterly basis.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve, consisted of the following:

	December 31, 2013	December 31, 2012
Work-in-process	—	120
Finished products	5	27

Total	5	147

5.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2013	December 31, 2012
Receivables from government agencies	1	16
Taxes and other government receivables	3	14
Advances	—	14
Prepayments	2	6
Loans and deposits	—	3
Derivative instruments	3	9
Other current assets	1	3

Total	10	65

Derivative instruments are further described in Note 22.

6.	RECEIVABLES FROM SHAREHOLDERS AND THEIR AFFILIATES

Other receivables from shareholders and their affiliates consisted of the following:

	December 31, 2013	December 31, 2012
Receivables from shareholders and affiliated companies	76	28
Funding receivable from shareholders	100	—

Total	176	28

As part of the framework agreement as described in Note 23, the two shareholders entered into a contractual obligation to provide wind-down funding of $60 million each which at December 31 2013 amounted to $50 million each. The receivables from shareholders and affiliated companies will be cleared as part of the wind-down. The funding receivable from shareholders is to be utilized during the course of the wind-down. Both receivables are non-interest bearing.

7.	GOODWILL

Changes in the carrying amount of goodwill during the years ended December 31, 2013 and 2012 are as follows:

December 31, 2011 (unaudited)	739
Foreign currency translation	1
Impairment loss	(740)
December 31, 2012	—
Foreign currency translation	—
December 31, 2013	—

During 2012, the Company performed its annual impairment test. The Company did not elect to perform a qualitative assessment. The impairment test was conducted following a two-step process and took into consideration the shareholders’ decision to exit ST-Ericsson by the end of 2013. Prior to conducting the step one of the goodwill impairment test, the Company first evaluated the recoverability of its long-lived assets and concluded that some of the intangible assets had to be impaired as described in Note 8. In the first step, the Company compared the fair value of the Company to its carrying value. The fair values of its business, which was based on the latest business plan updated for management’s best estimate about future developments and scenarios related to the shareholders’ exit of ST-Ericsson as well as business evolution during 2012, was lower than its carrying value and further testing was required. The Company’s fair value had to be allocated to all its assets and liabilities, including any unrecognized intangible assets, in a hypothetical analysis that calculated the implied fair value of goodwill in the same manner as if its business was being acquired in a business combination. Based on this analysis, there was no implied fair value of goodwill as at December 31, 2012. Therefore, the Company impaired the goodwill for a total of $740 million.

8.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

December 31, 2013	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	—	—	—
Software	—	—	—
Other intangible assets	—	—	—

Total	—	—	—

December 31, 2012	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	165	(164)	1
Software	45	(34)	11
Other intangible assets	25	(25)	—

Total	235	(223)	12

The line “Software” consists primarily of internally developed software. The amortization expense on capitalized software costs in 2013, 2012 and 2011 was $9 million, $26 million and $17 million, respectively.

In December 2012, following the shareholders’ decision to exit ST-Ericsson by the end of 2013, the Company evaluated the recoverability of the long-lived assets, including acquired technologies, contractual customer relationships and capitalized software. Recoverability of these intangible assets was assessed based on the undiscounted future cash flows expected to result from their use or potential sale. Based on management’s best estimates about future developments and scenarios, as well as assumptions on alternative future use or sale, it was concluded that the undiscounted future cash flows were less than the carrying value. Therefore, these intangible assets were considered to be impaired. The amount of the impairment loss was measured as the difference between the carrying amount of these assets and their fair value based on a discounted cash flow approach. The impairment on intangible assets totaled $312 million and was composed of $261 million impairment on customer relationships, $45 million impairment on capitalized software and $6 million impairment on acquired technology.

The amortization expense in 2013, 2012 and 2011 was $10 million, $113 million and $133 million, respectively. Intangibles related to the LTE modem business and the existing products business were transferred to Ericsson and ST respectively on August 2, 2013. The transfer to ST included “Software” with net book value of approximately $2 million.

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31, 2013	Gross Cost	Accumulated Depreciation	Net Cost
Land	—	—	—
Buildings	—	—	—
Facilities & leasehold improvements	—	—	—
Machinery and equipment	—	—	—
Computer and R&D equipment	—	—	—
Other tangible assets	—	—	—

Total	—	—	—

December 31, 2012	Gross Cost	Accumulated Depreciation	Net Cost
Land	7	—	7
Buildings	90	(14)	76
Facilities & leasehold improvements	37	(18)	19
Machinery and equipment	778	(652)	126
Computer and R&D equipment	44	(38)	6
Other tangible assets	29	(23)	6

Total	985	(745)	240

The depreciation charge in 2013, 2012 and 2011 was $36 million, $89 million and $114 million, respectively.

For the years ended December 31, 2013, 2012 and 2011 the Company made equipment sales for cash proceeds of $17 million, $12 million and $1 million respectively. As part of the August 2, 2013 joint venture break-up, the Company transferred $33 million of tangible assets to Ericsson and $134 million to ST. The residual assets were classified as Assets Held for Sale.

10.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31, 2013	December 31, 2012
Long-term tax receivables	1	41
Long-term receivables from third parties	—	1

Total	1	42

Long-term tax receivables are related to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

11.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2013	December 31, 2012
Employee related liabilities	2	91
Taxes other than income taxes	8	15
Advances	—	2
Provision for restructuring	8	53
Current portion of pension	—	1
Royalties	—	11
Others	—	13

Total	18	186

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2012.

12.	PAYABLES TO SHAREHOLDERS AND THEIR AFFILIATES

	December 31, 2013	December 31, 2012
Payables to shareholders and their affiliates	87	87

The receivables are non-interest bearing and will be cleared as part of the wind-down.

13.	SHORT-TERM DEBT

Short-term debt is related to loans from shareholders and consisted of the following:

	December 31, 2013	December 31, 2012
2.92% due 2013, floating interest rate at Libor +2.5%	220	—
2.78% due 2013, floating interest rate at Libor +2.5%	—	730
2.76% due 2013, floating interest rate at Libor +2.5%	—	696
2.73% due 2013, floating interest rate at Libor +2.5%	—	30
2.71% due 2012, floating interest rate at Libor +2.5%	—	84
Loan forgiveness as part of Joint Venture break up (Note 23)	(220)	(1,540)

Total	—	—

14.	POST-EMPLOYMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Change in benefit obligation:
Benefit obligation at beginning of year	95	121	13	14
Service cost	7	12	3	7
Interest cost	2	4	—	—
Employee contributions	1	2	—	—
Benefits paid	—	(3)	—	—
Effect of settlement	(29)	(25)	(1)	—
Effect of curtailment	(1)	—	(3)	—
Actuarial (gain) loss	(24)	(15)	—	(5)

	Pension Benefits		Other Long-Term Benefits
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Transfer in	8	—	—	—
Transfer out	(8)	(7)	—	(3)
Plan amendment	5	4	—	—
Transfer to parent companies	(47)	—	(12)	—
Foreign currency translation adjustment	(1)	2	—	—
Benefit obligation at end of year	8	95	—	13

Change in plan assets:
Plan assets at fair value at beginning of year	26	46	—	—
Expected return on plan assets	—	1	—	—
Employer contributions	2	7	—	—
Employee contributions	1	2	—	—
Benefits paid	—	(2)	—	—
Effect of settlement	(20)	(25)	—	—
Actuarial gain (loss)	—	(3)	—	—
Transfer in	8	—	—	—
Transfer out	(8)	—	—	—
Transfer to parent companies	(3)	—	—	—
Plan assets at fair value at end of year	6	26	—	—

Funded status	(2)	(69)	—	(13)

Net amount recognized in the balance sheet consisted of the following:
Long-term liabilities	(2)	(69)	—	(13)
Net amount recognized	(2)	(69)	—	(13)

The components of accumulated other comprehensive income (loss) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Other comprehensive loss as at December 31, 2011 (unaudited)	39	—	39
Net amount generated/arising in current year	(17)	4	(13)
Amortization	4	(4)	—
Foreign currency translation adjustment	1	—	1
Other comprehensive loss as at December 31, 2012	27	—	27
Net amount generated/arising in current year	(24)	5	(19)
Amortization	2	(5)	(3)
Transfer to parent companies	(6)	—	(6)
Other comprehensive gain as at December 31, 2013	(1)	—	(1)

The accumulated benefit obligations were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Accumulated benefit obligations	7	71	—	11

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2013	Year ended December 31, 2012	Unaudited Year ended December 31, 2011	Year ended December 31, 2013	Year ended December 31, 2012	Unaudited Year ended December 31, 2011
Service cost	7	12	11	3	7	6
Interest cost	2	4	4	—	—	—
Expected return on plan assets	—	(1)	(2)	—	—	—
Amortization of actuarial net loss (gain)	1	2	—	—	(5)	(5)
Amortization of prior service cost	5	4	—	—	—	—

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2013	Year ended December 31, 2012	Unaudited Year ended December 31, 2011	Year ended December 31, 2013	Year ended December 31, 2012	Unaudited Year ended December 31, 2011
Effect of settlement	(4)	(1)	1	—	—	—
Effect of curtailment	—	—	—	(3)	—	—

Net periodic benefit cost	11	20	14	—	2	1

The weighted average assumptions used in the determination of the benefit obligation and the plan asset for the pension plans and the other long-term benefits were as follows:

Assumptions	December 31, 2013	December 31, 2012
Discount rate	2.20%	2.77%
Salary increase rate	2.40%	3.12%
Expected long-term rate of return on funds for the pension expense of the year	2.20%	2.02%

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans and the other long-term benefits were as follows:

Assumptions	Year ended December 31, 2013	Year ended December 31, 2012	Unaudited Year ended December 31, 2011
Discount rate	2.77%	2.90%	3.56%
Salary increase rate	3.12%	3.10%	3.24%
Expected long-term rate of return on funds for the pension expense of the year	2.02%	2.29%	2.87%

The discount rate was determined by reference to market yields on high quality long-term corporate bonds applicable to the respective country of each plan, with terms consistent with the term of the benefit obligations concerned. In developing the expected long-term rate of return on assets, the Company modeled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

The Company’s pension plan asset allocation at December 31, 2013 and at December 31, 2012 is as follows:

Asset Category	Percentage of Plan 2013	Assets at December 2012
Equity securities	0%	6%
Bonds securities remunerating interest	0%	10%
Investment funds	0%	16%
Insurance assets (contracts and reserves)	100%	62%
Other	0%	6%

Total	100%	100%

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2013 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other (mainly insurance assets – contracts and reserves)	6	—	—	6

TOTAL	6	—	—	6

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2012 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	1	1	—	—
Equity securities	2	2	—	—
Government debt securities	1	1	—	—
Corporate debt securities	1	—	1	—
Investment funds	4	—	3	1

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other (mainly insurance assets – contracts and reserves)	17	—	—	17

TOTAL	26	4	4	18

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2013 and December 31, 2013 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2013	18
Contributions (employer and employee)	3
Settlements	(19)
Transfer to parent companies	(3)
Transfer in Level 3	7

December 31, 2013	6

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2012 and December 31, 2012 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2012	17
Contributions (employer and employee)	3
Benefits paid	(1)
Settlements	(2)
Reclassification to Level 3	1

December 31, 2012	18

The Company’s investment strategy for its pension plans is to optimize the long-term investment return on plan assets in relation to the liability structure to maintain an acceptable level of risk while minimizing the cost of providing pension benefits and maintaining adequate funding levels in accordance with applicable rules in each jurisdiction. The Company’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy, in such a way that the asset allocation is in line with the targeted asset allocation with reasonable boundaries. This was the case for year-end 2013. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Company’s equity portfolios are managed in such a way as to achieve adapted diversity and in certain jurisdictions they are entirely managed by the multi-employer funds. The Company does not manage any assets internally.

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $2 million and $7 million in 2013 and 2012 respectively.

The Company’s estimated future benefit payments as of December 2013 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2014	6	—
From 2015 to 2023	—	—

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $0 million and $2 million as of December 31, 2013 and 2012 respectively. The annual cost of these plans amounted to approximately $7 million, $18 million and $19 million in 2013, 2012 and 2011, respectively. The benefits accrued to employees on a pro-rata basis, during their employment period, are based on the individuals’ salaries.

15.	SHAREHOLDERS’ EQUITY

15.1 Outstanding shares

The authorized share capital of the Company is CHF 273 million consisting of 546,270 common shares each with a nominal value of CHF 500. As at December 31, 2013 and 2012, the number of shares of common stock issued was 546,270 shares.

15.2 Accumulated other comprehensive income (loss) attributable to parent company stockholders

The accumulated balances related to each component of Other comprehensive income (loss) were as follows:

	Foreign Currency Translation Adjustments (“CTA”)	Cash Flow Hedges	Defined Benefit Pension Plan Items	Total
Dec. 31, 2010 (unaudited)	(24)	8	(13)	(29)

Cumulative tax impact	—	(1)	—	(1)

Dec. 31, 2010 net of tax (unaudited)	(24)	7	(13)	(30)

OCI before reclassifications	(6)	—	(21)	(27)
Amounts reclassified from AOCI	—	(22)	(4)	(26)
OCI for the year ended December 31, 2011	(6)	(22)	(25)	(53)
Cumulative tax impact	—	2	3	5
OCI for the year ended December 31, 2011, net of tax	(6)	(20)	(22)	(48)

December 31, 2011 (unaudited)	(30)	(14)	(38)	(82)

Cumulative tax impact	—	1	3	4

December 31, 2011, net of tax (unaudited)	(30)	(13)	(35)	(78)

OCI before reclassifications	1	10	14	25
Amounts reclassified from AOCI	—	11	—	11
OCI for the year ended December 31, 2012	1	21	14	36
Cumulative tax impact	—	(2)	(1)	(3)
OCI for the year ended December 31, 2012, net of tax	1	19	13	33

December 31, 2012	(29)	7	(24)	(46)

Cumulative tax impact	—	(1)	2	1

December 31, 2012, net of tax	(29)	6	(22)	(45)

OCI before reclassifications	2	—	16	18
Amounts reclassified from AOCI	—	(7)	3	(4)
Transfer of companies to parents	19	—	6	25
OCI for the year ended December 31, 2013	21	(7)	25	39
Cumulative tax impact	—	1	(2)	(1)
OCI for the year ended December 31, 2013, net of tax	21	(6)	23	38

December 31, 2013	(8)	—	1	(7)

Cumulative tax impact	—	—	—	—

December 31, 2013, net of tax	(8)	—	1	(7)

Items reclassified out of Accumulated Other Comprehensive Income for the years ended December 31, 2013, 2012 and 2011 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI in the year ended December 31, 2013	Amounts reclassified from AOCI in the year ended December 31, 2012	Amounts reclassified from AOCI in the year ended December 31, 2011	Affected line item in the statement where net income (loss) is presented
Gains (Losses) on Cash Flow Hedges
Foreign exchange derivative contracts	7	(11)	22	Research and development
	(1)	2	(2)	Income tax expense

	6	(9)	20	Net of tax

Defined Benefit Pension Plan Items

Amortization of actuarial gains (losses)	—	1	1	Selling, general and administrative
Amortization of actuarial gains (losses)	2	3	3	Research and development
Amortization of prior service cost	(5)	(4)	—	Research and development
	—	—	—	Income tax benefit

	(3)	—	4	Net of tax

Total reclassifications for the year attributable to the Company’s stockholders	3	(9)	24

16.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year ended December 31, 2013	Year ended December 31, 2012	(Unaudited) Year ended December 31, 2011
Research and development funding	5	12	18
Exchange gain, net	2	3	10
Patent costs	—	—	(2)
Gain on sale of business	66	—	—
Gain (loss) on sale of non-current assets	3	11	(6)
Other, net	—	(1)	(2)

Total	76	25	18

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of held-for-trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 22.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, which primarily include reimbursements of prior patent litigation costs.

On May 28, 2013 ST-Ericsson announced the signature of a definitive agreement to sell the assets and intellectual property rights (IPR) associated with its mobile connectivity Global Navigation Satellite System (GNSS) business to a leading semiconductor company. The closing of this transaction occurred on August 1, 2013 resulting in net gain of $66 million from the sale.

17.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2013, 2012, and 2011 are summarized as follows:

Year ended December 31, 2013	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
ST-Ericsson restructuring plan	—	(4)	—	(4)
ST-Ericsson April 2012 restructuring plan	—	(2)	(4)	(6)
Shareholders’ exit	(14)	(67)	(10)	(91)

Total	(14)	(73)	(14)	(101)

Year ended December 31, 2012	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
ST-Ericsson restructuring plan	—	(1)	—	(1)
ST-Ericsson cost savings plan	—	(10)	(10)	(20)
ST-Ericsson April 2012 restructuring plan	(2)	(60)	(4)	(66)
Shareholders’ exit	(1,056)	—	(2)	(1,058)

Total	(1,058)	(71)	(16)	(1,145)

Year ended December 31, 2011 (unaudited)	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
ST-Ericsson restructuring plan	(1)	(3)	(3)	(7)
ST-Ericsson cost savings plan	—	(26)	—	(26)

Total	(1)	(29)	(3)	(33)

Impairment charges

In 2013, the Company recorded impairment charges for $14 million primarily related to long-lived assets as part of the Shareholders’ exit.

In 2012, the Company recorded impairment charges of $1,058 million corresponding primarily to:

•	$1,052 million on goodwill and other intangible assets following the shareholders’ decision to exit ST-Ericsson. The $1,052 million amount is composed of an impairment charge of $740 million on goodwill, $261 million impairment on customer relationships, $45 million impairment on capitalized software and $6 million impairment on acquired technology.

•	$6 million impairment charges primarily related to long-lived assets with no alternative future use within the Company.

In 2011, the Company recorded impairment charges of $1 million primarily related to long-lived assets for which no alternative future use was identified within the Company.

Restructuring charges and other related closure costs

The Company is currently engaged in four major restructuring plans, the shareholders’ exit, the ST-Ericsson April 2012 restructuring plan, the ST-Ericsson cost savings plan and the ST-Ericsson restructuring plan which are described hereafter.

In December 2012, the shareholders have taken the decision to exit the Company after a transition period (the “Shareholders’ exit”).

In April 2012, the Company announced a restructuring plan (the “ST-Ericsson April 2012 restructuring plan”) aimed at reducing its workforce by 1,700 employees worldwide including attritions and employee transfers. This restructuring plan has been combined with its ongoing cost savings plan formerly announced in June 2011.

In June 2011, the Company announced a restructuring plan (the “ST-Ericsson cost savings plan”) aimed at achieving $120 million of annualized savings by end of 2012. The main action included in this restructuring plan was a reduction in workforce of 500 employees worldwide.

In April 2009, the Company announced a restructuring plan (the “ST-Ericsson restructuring plan”). The main actions included in the restructuring plan were a re-alignment of product roadmaps to create a more agile and cost-efficient R&D organization and a reduction in workforce of 1,200 worldwide to reflect further integration activities following the merger. On December 3, 2009, the Company expanded its restructuring plan, targeting additional annualized savings in operating expenses and spending, along with an extensive R&D efficiency program.

In 2013, the Company incurred restructuring charges and other related closures costs for $87 million relating primarily to:

•	$77 million for the Shareholders’ exit composed of $67 million employee termination benefits and $10 million other closure costs mainly related to lease contract terminations pursuant to the closure of certain locations;

•	$6 million for the ST-Ericsson April 2012 restructuring plan composed of $2 million employee termination benefits and $4 million other closure costs mainly related to lease contract terminations pursuant to the closure of certain locations;

•	$4 million for the ST-Ericsson restructuring plan related to employee termination benefits.

In 2012, the Company incurred restructuring charges and other related closures costs for $87 million relating primarily to:

•	$64 million for the ST-Ericsson April 2012 restructuring plan composed of $60 million employee termination benefits and $4 million other closure costs mainly related to lease contract terminations pursuant to the closure of certain locations;

•	$20 million for the ST-Ericsson cost savings plan primarily related to employee termination benefits and lease contract termination costs recorded at cease-use date pursuant to the closure of certain locations; and

•	$3 million for other restructuring plans.

In 2011, the Company incurred restructuring charges and other related closures costs for $32 million relating primarily to:

•	$26 million for the ST-Ericsson cost savings plan, consisting mainly in ongoing termination benefits accrued for involuntary leaves and benefits paid within voluntary leave arrangements; and

•	$6 million for the ST-Ericsson restructuring plan composed of $3 million employee termination benefits and $3 million lease contract termination costs and other closure costs pursuant to the closure of certain locations.

Changes to the restructuring provisions recorded on the consolidated balance sheets from December 31, 2011 to December 31, 2013 are summarized as follows:

	Shareholders’ exit	ST-Ericsson April 2012 restructuring plan	ST-Ericsson cost savings plan	ST-Ericsson Restructuring plan	Total
Provision as at December 31, 2011 (unaudited)	—	—	19	17	36
Charges incurred in 2012	—	73	22	1	96
Adjustments for unused provisions	—	(9)	(2)	—	(11)
Amounts paid	—	(25)	(28)	(12)	(65)
Currency translation effect	—	3	—	—	3

Provision as at December 31, 2012	—	42	11	6	59
Charges incurred in 2013	112	10	—	4	126
Adjustments for unused provisions	(35)	(4)	—	—	(39)
Amounts paid	(44)	(45)	(11)	(3)	(103)
Currency translation effect	(1)	—	—	—	(1)
ST-Ericsson break-up	(28)	—	—	(6)	(34)

Provision as at December 31, 2013	4	3	—	1	8

An amount of $8 million is expected to be paid within twelve months, as detailed in Note 11.

The ST-Ericsson restructuring plan, which was expected to result in a total pre-tax charge in the range of $135 million to $155 million, resulted in a total charge of $175 million as of December 31, 2013. The plan was mainly completed in 2011.

The ST-Ericsson cost savings plan resulted in a total pre-tax charge of $46 million incurred as of December 31, 2013. The plan was substantially completed in 2012.

The ST-Ericsson April 2012 restructuring plan resulted in a total pre-tax charge of $70 million incurred as of December 31, 2013. The plan was substantially completed in 2013.

The combined ST-Ericsson cost savings plan and the ST-Ericsson April 2012 restructuring plan were expected to result in a total pre-tax charge in the range of $130 million to $150 million in addition to the $35 million already incurred for the ST-Ericsson cost savings plan before the announcement of the ST-Ericsson April 2012 restructuring plan.

The Shareholder’s exit resulted in a total pre-tax charge of $77 million incurred as of December 31, 2013. The plan was substantially completed in 2013.

In 2013, total amounts paid for restructuring and related closure costs amounted to $103 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

18.	INTEREST EXPENSE, NET

Interest expense, net consisted of the following:

	Year ended December 31, 2013	Year ended December 31, 2012	Unaudited Year ended December 31, 2011
Expense	(8)	(46)	(26)

Total	(8)	(46)	(26)

Interest expense related to parent short-term loans amounts to $3 million for the year ended December 31, 2013, $35 million for the year ended December 31, 2012 and to $12 million for the year ended December 31, 2011. Factoring costs incurred amount to $1 million for the year ended December 31, 2013, $4 million for the year ended December 31, 2012 and $3 million for the year ended December 31, 2011.

19.	INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Income (loss) recorded in Switzerland	(216)	(1,862)	(843)
Income (loss) from foreign operations	(44)	(221)	(58)

Income (loss) before income tax benefit (expense)	(260)	(2,083)	(901)

ST-Ericsson SA and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Switzerland taxes – current	(2)	—	(1)
Foreign taxes – current	(5)	(13)	(23)

Current taxes	(7)	(13)	(24)
Switzerland taxes – deferred	(1)	—	(128)
Foreign taxes – deferred	(1)	2	24

Income tax benefit (expense)	(9)	(11)	(128)

Since 2011, ST Ericsson SA recorded a full valuation allowance on its deferred taxes.

The principal items comprising the differences in income taxes computed at Switzerland statutory rate of 23.92% in 2013 and 23.78% in 2012 and 2011, and the effective income tax rate are the following:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Income tax benefit (expense) computed at statutory rate	62	495	214
Non-deductible, non-taxable and other permanent differences, net	2	(102)	(5)
Valuation allowance adjustments	(41)	(136)	(208)
Impact of prior year adjustments	(5)	2	(18)
Effects on deferred taxes of changes in enacted tax rates	—	—	1
Current year credits	4	13	26
Other tax, credits and benefits from tax holidays	(1)	1	2
Impact of uncertain tax positions	(3)	(7)	(1)
Earnings of subsidiaries taxed at different rates	(27)	(277)	(139)

Income tax benefit (expense)	(9)	(11)	(128)

In 2013, 2012 and 2011m the line “Earnings of subsidiaries taxed at different rates includes a decrease of $27 million, $277 million and $134 million, respectively, mainly related to the tax rate differences due to tax holidays for countries in loss position.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2013	December 31, 2012
Tax loss carryforwards and investment credits	268	420
Impairment and restructuring charges	—	5
Fixed asset depreciation in arrears	10	10
Pension service costs	1	13
Other temporary differences	7	14

Total deferred tax assets	286	462

Valuation allowances	(284)	(438)

	December 31, 2013	December 31, 2012
Deferred tax assets, net	2	24
Acquired intangible assets	(2)	(15)
Other temporary differences	—	(1)
Deferred tax liabilities	(2)	(16)
Net deferred income tax asset	—	8

For a particular tax-paying component of the Company and within a particular tax jurisdiction, all current deferred tax liabilities and assets are offset and presented as a single amount, similarly to non-current deferred tax liabilities and assets. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions.

As of December 31, 2013, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits, subject to a full valuation allowance, that expire as follows:

Year
2016	80
2017	9
2018	79

Thereafter	100

Total	268

At the end of December 2013, the tax loss carry-forward and the valuation allowance decreased by $152 and $154 million respectively, mainly due to the sale of ST-Ericsson French companies.

The amount of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was a loss of $1 million in 2013 and an income of $3 million in 2012. These amounts were related primarily to the tax effects of unrealized gains and losses on derivative instruments designated as cash flow hedges and the tax effects of the recognized unfunded status on defined benefits plans.

The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries was nil as at December 31, 2013.

A reconciliation of the 2013 beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at December 31, 2012	8
Additions for tax positions of prior years	3
Reduction due to sale of subsidiaries	(2)
Foreign currency translation	(1)

Balance at December 31, 2013	8

The reconciliation of unrecognized tax benefits in 2012 was as follows:

Balance at December 31, 2011 (unaudited)	2
Additions for tax positions of prior years	7
Settlements	(1)

Balance at December 31, 2012	8

The reconciliation of unrecognized tax benefits in 2011 was as follows:

Balance at December 31, 2010 (unaudited)	1
Additions for tax positions of prior years	1

Balance at December 31, 2011 (unaudited)	2

It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change. The tax years that remain open for review in the Company’s major tax jurisdictions, including United States and India, are from 2008 to 2013.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income.

20.	COMMITMENTS

The Company’s commitments as of December 31, 2013 were as follows:

In millions of U.S dollars	Total	2014	Thereafter
Operating leases	10	10	—

Total	10	10	—

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2014 to 2018 and thereafter. The company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $16 million for the year ended December 31, 2013, $32 million for the year ended December 31, 2012 and $37 million for the year ended December 31, 2011.

21.	CONTINGENCIES, CLAIMS AND LEGAL PROCEEDINGS

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2013, provisions for estimated probable losses and possible losses with respect to claims and legal proceedings were not considered material.

22.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

22.1 Financial risk factors

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks: market risk, primarily foreign exchange risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the central treasury department (Corporate Treasury) of one of the parent shareholders. Simultaneously, a Treasury Committee steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk or credit risk, use of financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. These ratings are closely and continuously monitored in order to manage exposure of the counterparty’s risk. Marginal amounts are held in other currencies. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Market risk

Foreign exchange risk

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro and the Swedish krona. Foreign exchange risk mainly arises from recognized assets and liabilities at the Company’s subsidiaries and future commercial transactions.

Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by the central treasury department (Corporate Treasury) of one of the parent shareholders. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, entities in the Company use forward contracts. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts were also used by the Company to reduce its exposure to U.S. dollar fluctuations in Euro-denominated ad Swedish krona-denominated forecasted intercompany transactions that covered a large part of its research and development expenses. The derivative instruments used to hedge these forecasted transactions met the criteria for designation as cash flow hedge. The hedged forecasted transactions had a high probability of occurring for hedge accounting purposes.

It is the Company’s policy to have the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate. At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Company, which consists in the balance sheet positions and other contractually agreed transactions, is always equivalent to zero and any movement in the foreign exchange rates does not therefore influence the exchange effect on items of the consolidated statement of income. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

Financial Instruments Not Designated as a Hedge

As described above, the Company enters into foreign currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies in the Company’s subsidiaries. These include receivables from international sales by various subsidiaries, payables for foreign currency-denominated purchases and certain other assets and liabilities arising from intercompany transactions.

The notional amount of these financial instruments totaled $174 million, $272 million and $235 million at December 31, 2013, 2012 and 2011, respectively. The principal currencies covered are the Swedish krona, the Euro and the Swiss franc.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled.

Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2013 have remaining terms of 7 days to 27 days, maturing on average after 7 days.

Financial Instruments Designated as a Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedged until July 2013 through the use of currency forward contracts certain Euro-denominated and Swedish krona-denominated forecasted intercompany transactions that covered at year-end a large part of its research and development expenses.

The hedging strategy for derivatives designated as cash flow hedge was based on the principle that up to 80% of the total forecasted transactions for R&D were hedged. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions was 12 months.

For the year ended December 31, 2013 the Company recorded a decrease in operating expenses of $6 million related to the realized loss incurred on such hedged transactions. For the year ended December 31, 2012 the Company recorded an increase in operating expenses of $11 million related to the realized loss incurred on such hedged transactions. For the year ended December 31, 2011 the Company recorded a reduction in operating expenses of $22 million related to the realized gain incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2013, 2012 and 2011.

The notional amount outstanding of foreign currency forward contracts designated as cash flow hedge totaled $0, $213 and $282 million at December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2013, no amount was included in “Accumulated other comprehensive income (loss)” for these derivative instruments. As of December 31, 2012, $7 million of deferred gains on derivative instruments, before deferred tax of $1 million, included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. As of December 31, 2011, $14 million of deferred losses on derivative instruments, before deferred tax of $1 million, included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2013 and December 31, 2012 is presented in the table below:

In millions of U.S. dollars	As at December 31, 2013		As at December 31, 2012
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	—	Other receivables and assets	7

Total derivatives designated as a hedge		—		7

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	3	Other receivables and assets	2

Total derivatives not designated as a hedge:		3		2

Total Derivatives		3		9

The effect on the consolidated statements of income for the year ended December 31, 2013 and December 31, 2012 and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at December 31, 2013 and December 31, 2012 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in AOCI on derivative		Location of gain (loss) reclassified from AOCI into earnings	Gain (loss) reclassified from AOCI into earnings
	December 31, 2013	December 31, 2012		December 31, 2013	December 31, 2012
Foreign exchange forward contracts	—	7	Research and development	7	(11)
Total	—	7		7	(11)

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2013 and December 31, 2012. No amount was excluded from effectiveness measurement on foreign exchange forward contracts.

The effect on the consolidated statements of income for the year ended December 31, 2013 and December 31, 2012 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		December 31, 2013	December 31, 2012
Foreign exchange forward contracts	Other income and expenses, net	5	3
Total		5	3

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

Credit risk

The Company selects banks and/or financial institutions that operate with the Company and its subsidiaries based on the criteria of long-term rating from at least two major Rating Agencies. Due to the concentration of part of its operations in Europe, primarily in France, the Company assessed in 2013, 2012 and 2011 the level of direct and indirect exposures to the sovereign debt crisis in the Euro zone. The analysis focused on cash and cash equivalents, loans and receivables, deferred tax assets and other financial assets held in European countries experiencing significant economic, fiscal or political strains that increase the likelihood of default. To identify the countries at risk, the Company considered recent economic developments, such as credit downgrades, widening credit spreads and public deficit reduction plans and the impact such developments could have on the Company’s financial position, results of operations, liquidity, and capital resources. The assessment also aimed at identifying indirect exposures to the current economic environment in the Euro zone, such as concentrations of cash and financial instruments with financial institutions highly exposed to the sovereign debt crisis. The Company concluded that the situation in the Euro zone was in evolution but that no factors indicated a high level of credit risk exposure due to a sovereign default in the short term.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. The Company enters into factoring transactions to accelerate the realization in cash of certain trade accounts receivable with two of its major customers.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents and short-term deposits, the availability of funding from committed parent facilities.

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

22.2 Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to create value for shareholders and benefits and returns for other stakeholders.

22.3 Fair value measurement

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the bid price. If the market for a financial asset is not active and if no observable market price is obtainable, the Company measures fair value by using significant assumptions and estimates. When measuring fair value, the Company makes maximum use of market inputs and minimizes the use of unobservable inputs.

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2013:

		Fair Value Measurements using
Description	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In millions of U.S. dollars
Derivative instruments not designated as a hedge	3	—	3	—
Total	3	—	3	—

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2012:

		Fair Value Measurements using
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In millions of U.S. dollars
Derivative instruments designated as cash flow hedge	7	—	7	—
Derivative instruments not designated as a hedge	2	—	2	—
Total	9	—	9	—

The table below details financial assets (liabilities) measured at fair value on a non-recurring basis as at December 31, 2013:

		Fair Value Measurements using
Description	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In millions of U.S. dollars
Assets held for sale	8	—	—	8
Total	8	—	—	8

The assets held for sale are reported at the lower of their net book value and fair value less costs to sell. Fair value is determined by estimates provided by brokers as the price that a market participant would pay for comparable assets. The measurement of these long-lived assets upon impairment was classified as a Level 3 fair value assessment due to the range of observable transaction.

For assets measured at a fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2013 and December 31, 2013, is presented as follows:

Balance at January 1, 2013	—
Assets held for sale Provision for impairment	20 (12)

Balance at December 31, 2013	8

In December 2012, following the shareholders’ decision to exit ST-Ericsson by the end of 2013, the Company evaluated the recoverability of the long-lived assets, including acquired technologies, contractual customer relationships and capitalized software. Recoverability of these intangible assets was assessed based on the undiscounted future cash flows expected to result from their use or potential sale. Based on management’s best estimates about future developments and scenarios, as well as assumptions on alternative future use or sale, it was concluded that the undiscounted future cash flows were less than the carrying value. Therefore, these intangible assets were considered to be impaired. The amount of the impairment loss was measured as the difference between the carrying amount of these assets and their fair value based on a discounted cash flow approach. The impairment on intangible assets totaled $312 million and was composed of $261 million impairment on customer relationships, $45 million impairment on capitalized software and $6 million impairment on acquired technology.

The following table includes additional fair value information on financial assets and liabilities as at December 31, 2013 and 2012:

		2013		2012
Description	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Cash and cash equivalents	1	21	21	37	37

The methodologies used to estimate fair value are as follows:

Foreign exchange forward contracts

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Cash and cash equivalents, accounts receivable, bank overdrafts, accounts payable, receivables and payables with shareholders and their affiliates

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

23.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31, 2013	December 31, 2012	Unaudited December 31, 2011
Sales & other services	4	94	11
COGS	231	388	604
SG&A	(4)	76	86
Research and development expenses	(158)	305	255
Royalties	9	20	16
Other purchases	—	6	—
Interest	3	35	12
Accounts receivable	176	—	12
Accounts payable	87	57	58
Short-term loans payable to shareholders	—	—	800

For the years ended December 31, 2013, December 31, 2012 and 2011, the related party transactions were limited to the shareholders of the Company, STMicroelectronics and Ericsson and their subsidiaries.

As described in Note 1, on March 18, 2013, STMicroelectronics and Ericsson announced their agreement on the way forward for the joint venture ST-Ericsson. Pursuant to the memorandum of understanding between ST and Ericsson, ST-Ericsson shareholders, which described the principles for the break-up and wind-down of the ST-Ericsson joint venture, ST-Ericsson activities were split into three main parts. The first part included the design, development and related expenses associated with the R&D costs for the LTE multimode thin modem products, which since March 2, 2013, has been fully funded by Ericsson. The second part related to the ST-Ericsson business on existing products, which since March 2, 2013, has been fully funded by ST. As result, the Company received a total of $146 million funding from the shareholders during the period March 2, 2013 to August 2, 2013. The third part was related to the wind-down activities remaining at ST-Ericsson, equally funded by both parties who established a funding line of $60 million each. In addition, both shareholders signed funding commitment letters, capped at $149 million each shareholder, to the residual joint wind-down operations to ensure solvency. These are not drawn as of December 31, 2013.

On July 17, 2013, the shareholders signed a Definitive Framework Agreement, which established the split of ST-Ericsson’s activities between ST and Ericsson, the form of the transfers of employees, businesses, tangible and intangible assets and assumption of liabilities.

On August 2, 2013, the transaction closed and various activities were transferred to the respective shareholders. Certain assets and companies in the ST-Ericsson group were transferred to both shareholders for their net book value which was representative of their fair value. Effective August 2, 2013, Ericsson has taken over approximately 1800 employees and contractors and $24 million of net assets, while ST has taken over approximately 1000 employees and $76 million of net assets. The shareholders contemporaneously forgave their respective portions of the loans. The company recorded the forgiveness of shareholder debt as increase of capital surplus. The transactions did not result in cash exchange between the shareholders.

24.	SUBSEQUENT EVENT

ST-Ericsson SA entered into liquidation on April 15, 2014. As a result, a pro-forma statement of net assets has been prepared accordingly.

Subsequent events have been evaluated up to June 19, 2014, the date the financial statements were issued.

Assets are presented at their estimated realizable amounts/fair value less costs to sell. Contractual commitments as well as costs of liquidation have been accrued accordingly.

Consolidated pro-forma statement of net assets (liquidation basis) as of December 31, 2013 (in million of U.S. dollars)

Assets
Current assets :
Cash and cash equivalents	21
Trade accounts receivable, net	2
Inventories	4
Funding receivable from shareholders	100

Other current assets	18

Total current assets	145
Total non-current assets	1

Total assets	146

Liabilities and equity
Current liabilities:
Trade accounts payable	(2)
Other payables and accrued liabilities	(18)
Payables to shareholders	(24)
Accrued income tax	(3)

Total current liabilities	(47)
Total non-current liabilities	(8)

Total liabilities	(55)
Accrued liquidation costs	(4)

Net assets in liquidation	87

Total equity (going concern values) as presented in the financial statements	100

Liquidation basis adjustments
Adjust assets and liabilities to liquidation basis	(9)
Accrued liquidation costs	(4)

Pro-forma net assets (liquidation basis) as of December 31, 2013	87